Filed by Sterling Bancorp

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Hudson Valley Holding Corp.

(Commission File No. 001-34453)

The following materials are filed herewith pursuant to Rule 425 under the Securities Act of 1933

•                  An email from Jack Kopnisky, CEO of Sterling Bancorp (“Sterling”), to all employees of Sterling, sent on November 5, 2014.

•                  A transcript of a public conference call hosted by Sterling on November 5, 2014.

Good morning,

This morning Sterling Bancorp and Hudson Valley Holding Corp. announced both companies’ boards of directors have unanimously approved a definitive merger agreement to combine in a stock-for-stock transaction. Sterling Bancorp shareholders will account for about 69% of stock in the combined company; Hudson Valley Holding Corp. shareholders will own about 31%. We expect the merger to close second quarter 2015, pending regulatory approval.

The unique strengths of Hudson Valley Holding Corp. and Sterling Bancorp are a perfect strategic fit, and will strengthen our position as a high performance regional bank. In particular, Sterling’s commercial lending expertise will be complemented by Hudson Valley’s attractive deposit base. Both companies share a relationship-based sales and service culture. The resulting institution will have strong asset-generation capabilities, a cost-effective funding mix, and a broad footprint in the dynamic marketplace centered on New York City and its surrounding region.

The combined company will operate under the Sterling Bancorp name and its principal banking subsidiary, Sterling National Bank.

This transaction will take us across the $10 billion asset size threshold. We have been preparing for this and have identified steps to enhance our risk and control capabilities to calibrate the organization with the requirements and guidelines for a $10 billion institution.

I look forward to serving as CEO of the combined company and continuing to grow our high-performing regional bank. Integration planning will start immediately and proceed over the next several months. The planning process will create the roadmap for a successful integration. Key elements of the anticipated timeline are:

Q2 2015: Transaction Close

Q3 2015: Complete Phase 1 (Integration) and begin Phase 2 (Conversion)

Q4 2015: Begin Phase 3 (Full Integration and Operational Effectiveness)

We will provide updates on the transaction and integration throughout the process. In the meantime, the most important thing is we conduct business as usual. We encourage each of you to stay focused on serving our clients as you currently do today.

For additional information on the merger please read the attached news release.

I look forward to discussing this transaction in more detail during a live conference call this afternoon. Watch for a meeting invite shortly. Over the coming days and weeks we will ensure clear, concise communication on the process and timelines.

We are excited about continuing the evolution of our high performance company. We have clearly demonstrated that we are delivering on our promise of above and beyond.

* * * * *

Jack Kopnisky:                                                           Good morning, everyone, and thank you for joining us today.  With me today on the call is Steve Brown, President and CEO of Hudson Valley Holding Corp. and Hudson Valley Bank, and Luis Massiani, CFO at Sterling Bancorp.

We were very pleased to announce, prior to the opening of the market today, that the Board of Directors of Sterling Bancorp and Hudson Valley Holding Corp. unanimously approved a definitive merger agreement in a stock-for-stock transaction.

I’ll just call your attention to the forward-looking statements on the slides 2 to 3 that you can access through our website.  We will, through this call, take you through the details of this very compelling transaction.

Following our remarks, we’ll have a question and answer session.

The transaction highlights begin on slide 4 of the presentation.  We are very excited about the merger, which advances Sterling’s goal to be a high-performance regional bank.  We are especially excited to be working with Steve Brown and the Hudson Valley team.

The merger will create a $10 billion-plus franchise serving small-to-middle market commercial clients and consumers in the dynamic greater New York Metro regions.  It will enhance our scale, giving Sterling a top 10 market position in deposits among regional banks in the metropolitan New York market.

Sterling’s commercial lending expertise will be complemented by Hudson Valley’s differentiated deposit products, giving the combined company a best-in-class deposit mix and funding cost.  We will have strong liquidity to support robust lending activity, and an attractive asset sensitivity profile.

The merger brings us a scalable presence in the attractive Westchester market.  Hudson Valley is the largest bank headquartered in Westchester County.

Finally, and probably most importantly, this is a strong cultural fit.  Hudson Valley is primarily focused on the small and middle market business segment, and they have done a great job in developing strong, loyal relationships with their clients.

In terms of the financial impact, tangible book value dilution will be about 1 percent, and we expect to earn that back in approximately 1.2 years.  The deal is expected to be accretive to Sterling’s calendar 2015 estimated EPS and is about 7% accretive to 2016 estimated EPS.  The IRR is about 19 percent.

I want to emphasize that this merger continues a strategic process we began with the Gotham and legacy Sterling transactions.  We believe our progress, to date, in integrating and realizing the expected benefits of those mergers and growing the resulting company bodes well for our ability to execute on the Hudson Valley merger, going forward, and drive value for shareholders.

Now let me turn this over to Steve Brown for his comments.  Steve?

Steve Brown:                                                                       Thank you, Jack.  We’re excited about this strategic merger with Sterling Bancorp.  This merger is an exceptional and compelling opportunity for both banks.  Our shared commitment to customer relationship-based banking has been a cornerstone for us both and will make the combined bank a powerful regional bank in the dynamic New York Metro market.

I look forward to working with Jack and his talented team.  Jack?

Jack Kopnisky:                                                           Thanks so much, Steve.  Now let us take you through the details of the transaction starting on slide 5.  The consideration for the transaction is a fixed exchange ratio of 1.92 Sterling Bancorp shares for each Hudson Valley Holding share.  This is a 100% stock-for-stock transaction. The premium based on yesterday’s stock value is approximately 18 percent.  The exchange ratio results in approximately 69% ownership by Sterling shareholders and 31 percent by Hudson Valley shareholders.

The combined company will operate under the Sterling Bancorp name and its principal banking subsidiary will operate under the name Sterling National Bank.  We will explore potentially moving the executive offices to Westchester.

The new leadership team will consist of experienced, high-performing leaders from both organizations.  I will lead the company as President and CEO, with Luis Massiani as CFO.  Effective at the closing of the transaction, Sterling will appoint four directors to join the Board of Directors of the combined company. Initially, we expect to have a 15-member Board.

The merger is subject to approval by our respective shareholders along with customary regulatory approvals.  We have already met with both the OCC and the Federal Reserve to brief them on the transaction.

We expect to receive approvals and close in second quarter 2015.  So if I could move you to slide 6.  On slide 6 let’s look at the combined franchise prior to the actions that we will take to drive enhanced profitability.

The combined franchise will have approximately $10.5 billion in assets, gross loans of $6.6 billion, and $8.1 billion in deposits.

Looking at the balance sheet, we will have a very strong core deposit ratio and a diverse loan mix.

Both company’s credit metrics have steadily improved over the past four quarters, and we expect strong credit performance in the future.  We will also continue to maintain strong capital levels at both the holding company and the bank.

From a projected operating basis for the combined company, the yield on earning assets is anticipated to be approximately 3.86 percent prior to the redeployment of excess liquidity.

The cost of deposits on a combined basis is low at 18 basis points.  Consolidated margins are estimated at 350 basis points, and the fee income ratio to revenue will be 16 percent, a level from which we can build to our target fee level of 20 percent.

I can tell you that the entire leadership team will be very focused on enhancing both the net interest margin and the level of fee income as we execute our strategy.

Once fully phased-in cost savings are realized, which is estimated to be by December 31, 2016, we project our efficiency ratio to be in the 50% range, return on average assets to be about 1.2 percent and return on average tangible equity to be greater than 14%.

Slide 7 shows the resulting institution will be the number 10 regional bank by deposit share in our market.  The respective institutions’ deposit footprints are complimentary.  Our footprint will span New York City, the Hudson Valley, Long Island and New Jersey.

We will have a total of 60 branches before any branch consolidations, and we expect to consolidate up to 10 locations, none of which are in low or moderate income areas.

On slide 8 you’ll see that we operate in a market with a high concentration of small-to-middle market businesses who are prime candidates for our services. The New York MSA is home to approximately 12 percent of all small-to-middle market businesses nationally, which provides us with many opportunities to bring our team-based, relationship-driven services to them.

Now, on slide 9 we provide further detail of the combined lending and deposit portfolios.  The lending product set and origination capabilities are diverse and significant.

On a combined basis, 42 percent of the portfolio is CRE and 36 percent is C&I.  Over time, we will get back to the current Sterling mix of 40 percent to 45 percent C&I loans and 30 percent to 40 percent commercial real estate loans.

The deposit mix will be characterized by a high level of core deposits which today is above 95 percent.  Both companies maintain low-cost core deposit bases.  This strong core funding base will have a cost of 18 basis points.  Both organizations have historically focused on low-cost funding, and we will continue to do so in the future as we ensure that we provide full relationship banking to our clients.

These are two organizations with terrific product solutions and platforms that will become even more productive with a disciplined team-based distribution model. Specifically we will now be better positioned to serve larger, more diverse clients, especially in the middle market segment.

There are meaningful opportunities to bring expanded product capabilities to each bank’s clients.

Now let me ask Luis Massiani, Sterling’s CFO, to pick up the call and take you through the remaining slides.

Luis Massiani:                                                                 Thanks, Jack, and good morning, everyone.  Let’s turn to slide 10 and review a critical component of the transaction, which is the deployment of Hudson Valley’s excess liquidity.

Hudson Valley has a premier deposit franchise operating in the attractive Westchester and New York City markets.  The graph on this slide demonstrates just how attractive this deposit base really is.  Over the past five years Hudson Valley has demonstrated an ability to maintain and grow a low cost deposit base that consists of over 95 percent core deposits.

As we discussed on our earnings call last week, we anticipate that our future loan growth will require a corresponding growth in deposits.  Hudson Valley gives us access to a large and immediate pool of excess liquidity and, more importantly, will strengthen our deposit-gathering capabilities and accelerate our deposit growth.  From a funding perspective, we believe this transaction is a perfect fit.

To dimension the estimated size of the liquidity opportunity, as of September 30, 2014, Hudson Valley had total deposits of $2.8 billion and a loans-to-deposits ratio of 66 percent.  Based on the equity research estimates that are available to us, Hudson Valley’s average deposit base is estimated to grow to approximately $3.2 billion by the end of calendar year 2016 with a loans-to-deposits ratio of approximately 70%.  Given our long-term target loan-to-deposits ratio of 90 percent to 95 percent, we believe this presents an opportunity for close to $1 billion in excess liquidity to be deployed into new loans, over time.

Turning to slide 11, let’s review how we will utilize and deploy this excess funding.  Over the last four quarters, Sterling Bancorp has grown loan balances on average by $200 million.  Hudson Valley has also been successful in entering new lending businesses, which has enabled them to grow loan balances, on average, by $60 million over the same period.  On a combined basis, this results in average loan growth of approximately $260 million per quarter.  We anticipate that we will be able to maintain and accelerate this absolute rate of growth.

Maintaining the current combined rate of growth through the end of 2016 results in an estimated loan balance of approximately $9 billion on a combined basis.  This implies a growth rate in loans of approximately 15 percent relative to the combined company loan balances as of September 30, 2014, which is below the growth rate both companies are delivering today.  This loan growth would result in a loans-to-deposits ratio between 90 percent to 95 percent, which is in line with the long-term target we have established for Sterling on a stand-alone basis.

On slide 12, let’s review the details on our cost savings estimate.  We have worked together with Hudson Valley’s management team to identify these savings opportunities and are confident we will achieve these targets, similar to the success we have delivered in the integration of legacy Sterling.

We are estimating a total of $34 million in run-rate operating expense savings upon full phase-in in 2016.  In addition, we are also modeling a further reduction in operating expenses of $8 million as we will explore a potential divestiture of A.R. Schmeidler, Hudson Valley’s investment management business.  Please note that a divestiture of ARS would also result in a reduction in non-interest income of approximately $8 million, so the impact of a divestiture would be neutral to earnings.  However, a divestiture would be expected to be slightly accretive to tangible book value.

We currently anticipate consolidating seven overlapping branch locations and three other non-branch locations. We believe that the combined company will be in a significantly better position to manage increasing expense burdens faced by institutions of our size. We have included an increase of $7.5 million in annual run-rate expenses beginning in 2016 due to the crossing of the $10 billion asset size threshold. Once fully phased-in cost savings are realized, we expect run-rate operating expenses will be approximately $230 million to $235 million, and our combined core operating efficiency ratio will be below the mid-50s level at which Sterling operates today.

On slide 13 we review our due diligence work.  Sterling and Hudson Valley have conducted substantial two-way credit and operational due diligence.  We have used internal and external resources to complete this review, and we have confirmed that these are two high-quality companies with strong operational and risk management cultures. Hudson Valley has made a significant investment and effort in upgrading their risk management infrastructure, which will facilitate the smooth transition and integration of the two companies.

From a credit perspective, we reviewed more than 70 percent of Hudson Valley’s outstanding commercial loan balances and all residential mortgage balances.  We anticipate we will record a credit mark of $50 million at closing, which is equal to 2.7 percent of Hudson Valley’s portfolio as of September 30, 2014.  We believe this is a conservative approach and will continue to work with Hudson Valley’s management team prior to close to refine this estimate.

On slide 14 I will go over the key transaction assumptions.  For financial modeling purposes, we are assuming a transaction closing on June 30, 2015.  Please note that even though we continue to be on a 9/30 fiscal year-end, we have modeled the transaction on a calendar year basis.

As neither Sterling nor Hudson Valley provide guidance on earnings, we have used equity analyst consensus estimates to model the pro forma impact of the transaction. Based on publicly available data, Sterling’s IBES median consensus estimate was $0.96 in calendar 2015 and $1.11 in calendar 2016.  For Hudson Valley, consensus analyst estimates for 2015 is $0.78 and $1.10 in 2016.

As stated earlier, we expect to realize approximately $42 million in expense reductions upon full phase-in of cost savings in 2016.  The pre-tax merger related expenses are estimated at $45 million.  We have completed our credit due diligence and have estimated a $50 million credit mark.  Other net purchase accounting adjustments are estimated at a positive $19 million.

We are modeling the deployment of Hudson Valley’s excess liquidity targeting a loans-to-deposits ratio of 90 percent 95 percent by the end of 2016 and expect a pre-tax incremental yield pick-up of 2.5 percent, as we rebalance Hudson Valley’s cash and securities into higher yielding loans.  This is the same rebalancing strategy Sterling has successfully executed to become more balance-sheet efficient over the last two years.

Lastly, we anticipate maintaining a quarterly dividend of $0.07 per share, subject to the approval of the Board.

On slide 15, let’s review the pro forma financial impact of the transaction.  We anticipate the transaction will be slightly accretive to earnings per share in calendar 2015, and about 7 percent accretive in 2016.

We anticipate the transaction will have a dilutive impact on tangible book value per share of approximately 1 percent at close.  Given the attractive pro forma earnings profile of the combined company, we expect to earn back the tangible book value dilution in slightly over one year.  We are using the cross-over method to calculate the tangible book value earn-back period.

In the bottom table we review the pro forma estimated capital position at close.  As you can see, both the holding company and bank remain in a strong capital position on a pro-forma basis.  Jack?

Jack Kopnisky:                                                           Thanks, Luis.  To sum this up, the combination of these companies will continue our development as a high-performing organization.  Let me remind you and review the compelling reasons for the transaction.

First, it creates a combined $10 billion-plus franchise with significant scale to successfully compete in the greater New York City market.

Two, it puts the combined entity into the top 10 deposit market positions among regional banks.

Three, it leverages Sterling’s commercial loan origination expertise with Hudson Valley’s attractive deposit mix.

Fourth, it offers a compelling funding and liquidity profile.

Fifth, we gain a highly scalable presence in the attractive Westchester County market.

Sixth, Hudson Valley is a strong cultural fit as they are primarily focused on small, middle market business segment through a relationship-based service strategy.

And, finally, the financial rewards of a more profitable, well-capitalized institution will drive shareholder value.

We’ve talked to everybody about this before, but we view this as a terrific opportunity to create positive operating leverage, where we can continue to grow revenues at a multiple of at least 2X the growth of expenses.  This transaction provides meaningful opportunity to enhance and grow revenue while managing and reallocating the expense base to create a more profitable, high-performing company.

I’d also emphasize again that our leadership team has significant experience in diligence, integration, and operating acquisitions.  This team is delivering on our targets for the legacy Sterling transaction and looking ahead with confidence to this Hudson Valley opportunity.

Now let’s take questions for Steve, Luis, or myself.

Operator, would you please give the instructions for the Q&A session?

Operator:                                                                                            Certainly.  If you would like to register a question at this time, simply press star then the number 1 on your telephone keypad.  Again, that’s star 1.  We’ll pause for a moment to compile the Q&A roster.

Your first question comes from the line of Casey Haire with Jefferies.

Casey Haire:                                                                         My first question, I just want to make sure I got the cost saves correct, Luis.  On slide 12, so you have $34 million of cost saves, then $8 million of cost takeout from the ARS disposition, so — which is a breakeven business, it seems like.  So from a pretax perspective there’s little to no impact.  And then you have the run rate of, you know, the regulatory burden above $10 billion.  So is the right way to think about it from a pretax perspective, to take $34 million less the $7.5 million?

Luis Massiani:                                                                 That’s right, Casey, exactly right.

Casey Haire:                                                                         Okay.

Luis Massiani:                                                                 And you’re absolutely right from the perspective of ARS.  We wanted to present that so you can see where the $230 million to $235 million run rate OpEx, you know, is going to look like.  You have to factor in that $8 million, but from a fee income perspective, you’d also have to have a corresponding decrease of $8 million run rate in 2015 and 2016.

Jack Kopnisky:                                                           Yes, the other thing to recognize about this is we did burden this deal with the entire cost of going over $10 billion.  So the $7.5 million of increased regulatory costs and loss of interchange income, we actually burdened this particular deal with that from a financial perspective, and it’s a little bit unfair because you’re going to spread those costs across the whole company.  But, regardless, those are the costs that we will incur as we move above $10 billion.

Casey Haire:                                                                         Okay, and is that right off the bat, or is it — do you have to be a year of a covered institution above $10 billion, on average, to support those costs?

Jack Kopnisky:                                                           No, it have to be a year, Casey.  We were being conservative in that we added the entirety of that $7.5 million to 2016.  We would not incur that $7.5 million, and so that’s in theory.  In practice, we would not incur that $7.5 million in 2016.  We’d have a phase-in period.

But we will start building in some thoughts from the perspective of incremental risk management, infrastructure, and so forth.  But the full $7.5 million will not be incurred in 2016 in practice.

Casey Haire:                                                                         Understood, okay.  And then on the consolidations, I’m just curious, what kind of deposit retention you have layered in your models.  I’m assuming, also, that you’re going to be keeping a lot of the Westchester branches given that this is a footprint expansion for you.

Jack Kopnisky:                                                           Yes, so we’re not anticipating — most of those seven locations that we are highlighting as branch center locations or financial center locations are places where we have direct overlap.  So we are not anticipating that it will have any client impact or impact on how either institution is serving their client base today.  So we do not anticipate major attrition falling out from those seven locations.  The other three locations are more back office type of places, so there’s no impact on clients there.

Casey Haire:                                                                         Got you, okay.  And then just, I guess, switching to the cash deployment.  So the — if I heard you correctly, you expect to roll that $733 million of excess liquidity into loans — that’s to be deployed in the loan growth by 2016 or by the end of 2016?

Jack Kopnisky:                                                           By the end of 2016.  But then you also have to factor in, Casey, that there’s — you know, the projections for everybody also includes deposit growth on both sides for both Sterling and Hudson Valley.  So the $733 million is a static number that you see today based on where the Hudson Valley balance sheet is as of 9/30.  That will be a dynamic balance sheet, as we go forward.

So, in total, we anticipate that to get to the 95 percent loans-to-deposits ratio, and when you think about what deposits are going to do over 2016 or by the end of 2016, it’s closer to $1 billion of excess liquidity that we’ll be able to redeploy over the course of the next nine quarters — from September 30 of 2014 to December 31st of 2016.

Casey Haire:                                                                         Okay, got you.  So between not just this deal but just organically what you expect over the next 15 months, that’s a $1 billion opportunity to remix?

Jack Kopnisky:                                                           That’s right.  And if you think about the numbers that we put on slide 11, our average loan growth on a combined basis has been $260 million over the last four quarters.  If you maintain that run rate on an absolute dollar terms, which we anticipate that we will be able to do, you get to a place where we’ll be at about $9 billion on combined loans at the end of 2016, and you can see how the math works of the 95 percent loans-to-deposits ratio that way.  But we do anticipate it’s going to be gradual and it will be a stepping stone as we continue to deliver the $260 million-plus average loan growth per quarter as we go forward here.

Casey Haire:                                                                         Okay.  The incremental yield pickup of 2.5 percent?  It seems, I guess this is — a lot of it’s being earmarked for C&I loans?  That seems a little small.

Jack Kopnisky:                                                           Well, it is.  Well, remember, also, that we’re trying to be conservative there from the perspective of not all of those earning assets today.  A substantial portion of those — of that liquidity pool is in cash, and so there you would have a significantly greater pickup than that 2.5 percent.

However, this is also part of the strategy or very similar to the strategy that we’ve done with Providence and now Sterling, which is you’re taking a 2 percent yielding security and then you’re redeploying it — you’re rebalancing that security into a loan on the earning asset side, right?

So there you’re not going to get a full, call it, 4 percent pickup on a loan.  You’re going to get 2 percent on the security versus a 4 percent or 4.5 percent yielding loan.  You’ll get that 2.5 percent pickup.  So we are being conservative there.  We think that there is some room and flexibility from the perspective of being able to deliver better incremental yield pickup on that excess liquidity.

Casey Haire:                                                                         Okay, got you.  So it’s not just cash, it’s also off the security as well?

Jack Kopnisky:                                                           That’s right.  And we mentioned before, targets from the perspective of getting our securities to total assets, which were 23 percent at 9/30.  We’re targeting close to 18 percent to 20 percent steady state.  So there will continue to be a rebalancing and mixed trade of earning assets over the next couple of years.

Casey Haire:                                                                         Okay, understood.  Last one for me — just — the deck mentions improved asset sensitivity profile.  I think as of your June 30 Q, you guys are showing a 6 percent NII lift to a 200-bp move.  Can you just give us a sense of what that might be today, pro forma for this deal?

Jack Kopnisky:                                                           I don’t have that specific number to give you, as we haven’t done all the calcs to get to that level of detail.  But what this does, Casey, is that essentially on a short-term basis allows us to take $1 billion of — as we grow the portfolio over time, it allows us to take about $900 million of wholesale borrowings that we have on the Sterling side, which would have a significantly less attractive asset sensitivity profile, as those are obviously repriced in lock-step with rate moves.

So replacing wholesale borrowings with the attractive low-cost core deposits that Hudson Valley brings to the table is always going to be a positive from an asset sensitivity perspective.

Casey Haire:                                                                         Okay, thanks very much for taking all the questions.

Jack Kopnisky:                                                           Sure.

Operator:                                                                                            Again, if you would like to register a question, please press star 1, again, that’s star 1.  Again, if you’d like to register a question, please press star 1.

Jack Kopnisky:                                                           So it sounds like no other questions.  We really appreciate you joining us on the call.  We’re very excited about this opportunity.  At the end of the day, as I’ve said many times on these conference calls, is it all about execution.  So all the pretty numbers on the decks look wonderful on paper.  We’re very confident, though, that we will deliver value at or above where we’ve projected, and I think this makes a ton of sense for everybody involved.

So we appreciate your interest and look forward to having more communications about our progress and the results.  Thank you very much.

Operator:                                                                                            This concludes today’s conference call.  You may now disconnect.

* * * * *

Cautionary Statements Regarding Forward-Looking Information

The information presented herein contains forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 giving Sterling Bancorp’s and Hudson Valley Holding Corp.’s expectations or predictions of future financial or business performance or conditions. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “target,” “estimate,” “continue,” “positions,” “prospects” or “potential,” by future conditional verbs such as “will,” “would,” “should,” “could” or “may”, or by variations of such words or by similar expressions. These forward-looking statements are subject to numerous assumptions, risks and uncertainties which change over time. Forward-looking statements speak only as of the date they are made and we assume no duty to update forward-looking statements.

In addition to factors previously disclosed in Sterling Bancorp’s and Hudson Valley Holding Corp.’s reports filed with the Securities and Exchange Commission and those identified elsewhere in this filing, the following factors among others, could cause actual results to differ materially from forward-looking statements: ability to obtain regulatory approvals and meet other closing conditions to the merger, including approval by Sterling Bancorp and Hudson Valley Holding Corp. stockholders, on the expected terms and schedule; delay in closing the merger; difficulties and delays in integrating the Sterling Bancorp and Hudson Valley Holding Corp. businesses or fully realizing cost savings and other benefits; business disruption following the proposed transaction; changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer borrowing, repayment, investment and deposit practices; customer disintermediation; the introduction, withdrawal, success and timing of business initiatives; competitive conditions; the inability to realize cost savings or revenues or to implement integration plans and other consequences associated with mergers, acquisitions and divestitures; economic conditions; and the impact, extent and timing of technological changes, capital management activities, and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms.

Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

Important Additional Information

Investors and security holders are urged to carefully review and consider each of Sterling Bancorp’s and Hudson Valley Holding Corp.’s public filings with the Securities and Exchange Commission (the “SEC”), including but not limited to their Annual Reports on Form 10-K, their proxy statements, their Current Reports on Form 8-K and their Quarterly Reports on Form 10-Q. The documents filed by Sterling Bancorp with the SEC may be obtained free of charge at Sterling Bancorp’s website at www.sterlingbancorp.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Sterling Bancorp by requesting them in writing to Sterling Bancorp, 400 Rella Boulevard, Montebello, New York 10901 Attention: Investor Relations, or by telephone at (845) 369-8040.

The documents filed by Hudson Valley Holding Corp. with the SEC may be obtained free of charge at Hudson Valley Holding Corp.’s website at www.hudsonvalleybank.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Hudson Valley Holding Corp. by requesting them in writing to Hudson Valley Holding Corp., c/o Hudson Valley Bank, 21 Scarsdale Road, Yonkers, New York 10707; Attention: Investor Relations, or by telephone at (914) 961-6100.

In connection with the proposed transaction, Sterling Bancorp intends to file a registration statement on Form S-4 with the SEC which will include a joint proxy statement of Hudson Valley Holding Corp. and Sterling Bancorp and a prospectus of Sterling Bancorp, and each party will file other documents regarding the proposed transaction with the SEC. Before making any voting or investment decision, investors and security holders of Hudson Valley Holding Corp. and Sterling Bancorp are urged to carefully read the entire registration statement and joint proxy statement/prospectus, when they become available, as well as any amendments or supplements to these documents and any other relevant documents filed with the SEC, because they will contain important information about the proposed transaction. A definitive joint proxy statement/prospectus will be sent to the stockholders of each institution seeking the required stockholder approvals. Investors and security holders will be able to obtain the registration statement and the joint proxy statement/prospectus free of charge from the SEC’s website or from Sterling Bancorp or Hudson Valley Holding Corp. by writing to the addresses provided for each company set forth in the paragraphs above.

Sterling Bancorp, Hudson Valley Holding Corp., their directors, executive officers and certain other persons may be deemed participants in the solicitation of proxies from Sterling Bancorp and Hudson Valley Holding Corp. stockholders in connection with the proposed transaction. Information about the directors and executive officers of Sterling Bancorp and their ownership of Sterling Bancorp common stock is set forth in the definitive proxy statement for Sterling Bancorp’s 2014 annual meeting of stockholders, as previously filed with the SEC on January 10, 2014. Information about the directors and executive officers of Hudson Valley Holding Corp. and their ownership of Hudson Valley Holding Corp. common stock is set forth in the definitive proxy statement for Hudson Valley Holding Corp.’s 2014 annual meeting of stockholders, as previously filed with the SEC on April 9, 2014.  Stockholders may obtain additional information regarding the interests of such participants by reading the registration statement and the joint proxy statement/prospectus when they become available. Free copies of the registration statement and joint proxy statement/prospectus may be obtained as described in the paragraphs above.